Exhibit 99.11

Maroca e Russo Indústria e Comércio Ltda. (Cotochés)

Appraisal Report

Appraisal Report

1- KPMG Auditores Independentes, company established at 33, Dr. Renato Paes de Barros Street, São Paulo, São Paulo, properly entered in the General Taxpayers’ Register of the Federal Revenue Office under number 57.755.217/0001-29, registered originally in the Regional Accounting Council of State of São Paulo under number 2SP014428/O-6, hereby represented by their partners Mr. José Luiz Ribeiro de Carvalho, Brazilian, divorced, accountant, entered in the Regional Accounting Council of State of São Paulo under number 1SP141128/O-2 and in the Individual Taxpayers’ Register number 007.769.948-32 and Mr. Charles Krieck, Brazilian, married, accountant, entered in the Regional Accounting Council of State of São Paulo under number CRC 1SP212272/O-2, and in the Individual Taxpayers’ Register number 075.979.138-42, valuation expert appointed by Perdigão S.A., established at the city and judicial district of São Paulo, State of São Paulo, at 760, Escola Politécnica, 2º floor, Jaguaré, entered in the General Taxpayers’ Register under number 01.838.723/0001-27, to proceed to the evaluation of net equity of Maroca e Russo Indústria e Comércio Ltda. (Cotochés) , in accordance with the accounting practices adopted in Brazil, presents below the result of their work.

A – Objective of evaluation

2- The present appraisal report is issued with aim of evaluate, according to the accounting practices adopted in Brazil, the net equity accounting of Maroca e Russo Indústria e Comércio Ltda. (Cotochés) represented by 8,620,000 common shares owned by Perdigão S.A. Agroindustrial to be part of the process of contribution of net equity and subsequent merger of Maroca e Russo Indústria e Comércio Ltda. (Cotochés) into Perdigão S.A. as approved in the Council Management and Fiscal Meeting, realized in November 27, 2008, and consequent ratification of the “Protocol and Justification of partial spin-off of Perdigão Agroindustrial S.A. followed by merger of Perdigão Agroindustrial Mato Grosso Ltda., Batávia S.A. Indústria de Alimentos and Maroca & Russo Indústria e Comércio Ltda. into Perdigão S.A.” and have not be used for other purposes.

B – Criteria for evaluation and scope of works

3- To determination of the value of the net equity of the company to be merged, were used accounting criteria established in the accounting practices adopted in Brazil, to evaluate the assets and liabilities accounts of the Maroca e Russo Indústria e Comércio Ltda. (Cotochés) balance sheet ended on September 30, 2008 (Annex I).

4 – Except on the subject mentioned in the fifth paragraph, our exam was conducted in accordance with the standards by the Independent Audit of Financial Statements applicable in Brazil, and included, among other procedures: a) planning of work, considering the relevance of balance, the volume of transaction and the accounting systems and internal controls of the Company; b) the verification, based on tests, of the evidences and of the registers that support to the values presented; and c) evaluation of representative accounting practices and estimates adopted by the management of the Company.

5 – The determination of net equity of Maroca e Russo Indústria e Comércio Ltda. (Cotochés) does not include the changes in accounting practices introduced by Law 11.638/07. The management of the Company does not concluded their analyses about possible impact of changes in the accounting practices introduced by the Law, to allow the accounting record of possible effects or disclose an estimate of possible effects brought by Law 11.638/07 in the net equity presented. The management does not expect relevant effects arising from changes planned in the Law.

C – Results of evaluation

6- Based on tests performed, except by the effects of possible adjustments, if any, of the subject mentioned in the fifth paragraph, we concluded that the value of assets, rights and obligations that are part of the Maroca e Russo Indústria e Comércio Ltda.’s (Cotochés) net equity, conform to the balance sheet in September 30, 2008, summarized in Annex I, is of R$ 7,022,513.00 and is registered in the accounting books, according to the accounting practices adopted in Brazil, represented by 8,620,000 common shares of unit accounting value of R$ 0.82.

7- Additionally, in attendance to the Brazilian Securities Commission (CVM) requirements, noticed that:

a)              According to the professional rules established by the Federal Accounting Council, we are not aware of conflicts of interest direct or indirect, nor in any other circumstance which represents conflicts of interest in relation to the services that were provided by us and that are above described: and

b)             We are not aware of any actions of the controller or manager of the Company with aim of directing, limited, hinder, or practice any acts that have or may have compromised the access, use or knowledge of informations, asset, documents, or methodologies of work relevant for the quality of respective conclusions.

November 27, 2008 – São Paulo

KPMG Auditores Independentes

CRC 2SP014428/O-6

José Luiz Ribeiro de Carvalho	Charles Krieck
Partner	Partner
Accountant CRC 1SP141128/O-2	Accountant CRC 1SP212272/O-2

Annex 1

Summary of net equity (assets - liabilities) of MAROCA & RUSSO INDÚSTRIA DE ALIMENTOS

Balance in September 30, 2008

(In reais)

09/30/2008
Assets

Current
Cash and cash equivalents	654.969,15
Securities	1.139.449,64
Trade accounts receivable	12.718.027,62
Inventories	7.636.673,67
Recoverable and deferred taxes	15.729.203,85
Prepaid expenses	398.608,38
Other credits	83.611,11
38.360.543,42

Noncurrent
Noncurrent
Related parties	0,00
Trade accounts receivable	2.328,33
Recoverable and deferred taxes	4.053,50
Inventories	0,00
Other credits	1.737.263,68
1.743.645,51

Permanent Asset Investiments	0,00

Porperty, Plant and Equipement	12.447.275,57

Intangible	0,00

Deferred	43.811,24
12.491.086,81

52.595.275,74

Liabilities

Current
Financing and loans	9.865.079,89
Debentures	0,00
Trade accounts payable	9.162.625,98
Taxes and contributions payable	927.937,00
Payroll and vacations	1.340.501,50
Related parties	0,00
Other accounts payable	504.743,47
Dividends and interest on shareholder’s equity	0,00
Income tax and social contribution	60.602,06
21.861.489,90

Noncurrent
Noncurrent
Financing and loans	1.043.146,68
Debentures	0,00
Related parties	0,00
Provisions for contingencies	1.823.126,16
Deferred taxes	0,00
Advance for future capital increase	17.900.000,00
Other accounts payable	2.945.000,00
23.711.272,84

Minority interest	0,00

Deferred income	0,00

Shareholders’ equity
Paid in capital	8.620.000,00
Capital reserves	225.000,00
Revaluation reserves	0,00
Profit reserves	0,00
Retained Earnings(Accumulated losses)	(1.822.487,00)
7.022.513,00

52.595.275,74

Itacir Francisco Piccoli	Marcos Roberto Badollato
Controller	Accountant - CRC 1SP219369/O-4